UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TO CNMV (SPANISH SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Exchange legislation, hereby files the following

RELEVANT EVENT

The Board of Directors meeting of BBVA, 22nd June 2011, has resolved to convert the totality of the Mandatory Convertible Subordinate Bonds with early conversion options in favour of the issuer (the "Convertible Bonds"), issued by
BBVA on 30th September 2009 for a nominal amount of TWO BILLION EUROS
(€2,000,000,000). The conversion will be carried out on the forthcoming distribution payment date, ie, 15th July 2011, pursuant to the procedure established to such effect in the issue terms and conditions. The conversion will be mandatory for all Convertible Bond holders.

Likewise, it resolved to execute the increase of the Bank's share capital, approved by the Board of Directors, 27th July 2009, by virtue of the authority conferred by the Company's General Meeting of Shareholders, 14th March 2008,
under agenda item six, by issuing the number of ordinary BBVA shares necessary to effect the Convertible Bond conversion.

The Conversion Price will be the arithmetic mean of the closing prices of the
BBVA stock on the Spanish securities exchanges' SIBE system on the five trading days prior to the payment date for the corresponding distribution (ie, prior to
15th July 2011), such that the Issue Price of the new shares is the market price of the BBVA shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/22/2011	By:	Domingo ARMENGOL CALVO
	Name:	Domingo ARMENGOL CALVO
	Title:	Authorized representative